EXHIBIT 12.1
First BanCorp
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

For the Six-Month
Period Ended
June 30, 2009
Including Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(169,017)
Plus:
Fixed Charges (excluding capitalized interest)	262,230

Total Earnings	$93,213

Fixed Charges:
Interest expensed and capitalized	$260,214
Amortized premiums, discounts, and capitalized expenses related to indebtedness	68
An estimate of the interest component within rental expense	1,948

Total Fixed Charges before preferred dividends	262,230

Preferred dividends	31,285
Ratio of pre tax income to net income	1.000

Preferred dividend factor	31,285

Total fixed charges and preferred stock dividends	$293,515

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )

Excluding Interest on Deposits

Loss:
Pre-tax income from continuing operations	$(169,017)
Plus:
Fixed Charges (excluding capitalized interest)	84,084

Total Loss	$(84,933)

Fixed Charges:
Interest expensed and capitalized	$82,068
Amortized premiums, discounts, and capitalized expenses related to indebtedness	68
An estimate of the interest component within rental expense	1,948

Total Fixed Charges before preferred dividends	84,084

Preferred dividends	31,285
Ratio of pre tax income to net income	1.000

Preferred dividend factor	31,285

Total fixed charges and preferred stock dividends	$115,369

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )

(A)	For the six-month period ended June 30, 2009, the ratio coverage was less than 1:1.
The Corporation would have to generate additional earnings of $200.3 million to achieve a ratio of 1:1 during the first half of 2009.